SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES FOUNDED 1866	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

April 8, 2011

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Joseph McCann

Re:                               Thermon Group Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-172007)

Dear Mr. McCann:

Further to our discussions over the last several days, enclosed herewith please find select pages of a draft of Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 on March 14, 2011 and Amendment No. 2 on April 1, 2011 (as amended, the “Registration Statement”).  The enclosed pages are marked to show the draft revisions made since Amendment No. 2 was filed and include revisions made to reflect the anticipated offering structure, price range and use of proceeds, as well as certain other matters that have been reserved for further review in response to prior comments received from the Staff.  As you will see, these draft revisions are incomplete and will require further revision prior to the filing of Amendment No. 3, but we are transmitting these draft revisions on a supplemental basis to facilitate the Staff’s review in light of the registrant’s expected timing for marketing the offering and the potential effects of a possible U.S. federal government shutdown.

As always, please do not hesitate to contact me with any questions regarding the foregoing or Amendment No. 3.  My direct dial is (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

Cc:  Rodney Bingham, Thermon Group Holdings, Inc.

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